Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35

Pudong, Shanghai, China 200120

VIA EDGAR

March 14, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Dietrich A. King

Re: Golden Bull Limited

Registration Statement on Form F-1

Filed December 22, 2017

File No. 333-222269

Dear Mr. King:

On March 12, 2018, Golden Bull Limited requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. Eastern Time on Wednesday, March 14, 2018, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

Very truly yours,

/s/Erxin Zeng
Erxin Zeng Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Kaufman & Canoles, P.C.